M E M O R A N D U M

DRAFT: April 24, 2012

TO:	United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Julia E. Griffith, Special Counsel, Office of Mergers and Acquisitions

FROM:	Parker Drilling Company

RE:	SEC Comment Letter dated April 19, 2012

Parker Drilling Company

Schedule TO-I and TO-I/A

Filed April 11, 13 and 17, 2012

File No. 5-37314

Set forth below is the response from Parker Drilling Company (the “Company”) to the comment letter dated April 19, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I and TO-I/A (the “Schedule TO”).

For ease of reference, the text of the comments has been reproduced in bold-face below, followed by the Company’s responses.

Please call Kelly B. Rose of Baker Botts L.L.P. at (713) 229-1796 if you have any questions regarding this submission.

Schedule TO

1.	Please revise your disclosure to include the information required by Item 1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.

Response: The Company will account for the transaction as a debt extinguishment under applicable accounting guidance. The total cost of the tender offer is estimated to be approximately $2.5 million, which will be expensed during the second quarter of 2012 as debt extinguishment costs. Approximately half of that amount represents unamortized discount and debt issuance cost relating to the convertible notes, substantially all of which would be recognized by the end of the second quarter, as the convertible notes mature in July 2012. Accordingly, the Company believes that the accounting treatment of the transaction is not material.

Offer to Purchase

Important, page ii

2.	Refer to the first sentence in the third paragraph on page iii. It is unclear why the exceptions provided in Exchange Act Rule 14e-5 would be applicable to the prohibition on Company purchases outside the tender offer pursuant to Exchange Act 13e-4(f)(6). Please advise or revise.

Response: The Company will amend the Schedule TO-I to delete the phrase referencing the exceptions in Rule 14e-5.

Summary Term Sheet, page 1

3.	We note your disclosure on page 4 that you will pay for the notes promptly after the Expiration date “and the acceptance of the convertible notes for payment.” Rule 14e-1(c) requires that you pay for the notes promptly following the Expiration Date. Please revise.

Response: The Company will amend the Schedule TO-I to delete the phrase “and the acceptance of the convertible notes for payment” referenced in the Staff’s comment.

Certain Information Concerning Us

4.	We note your summary of historical consolidated financial data on page 8. Please revise to include all of the information required by Item 1010(c)(1) of Regulation M-A and Item 1-02(bb)(1)(ii) of Regulation S-X.

Response: The Company believes that it has included all applicable items required by Item 101(c)(1) of Regulation M-A and Item 1-02(bb)(1)(ii) of Regulation S-X. For the periods presented, the Company did not have any discontinued operations, extraordinary items or effects of changes in accounting principle. Accordingly, the “Net income” line item presents the same information that would be presented under “income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle.”

The Tender Offer, page 11

Purpose of the Tender Offer, page 14

5.

We note your disclosure on page 15 and in the Conditions section that your offer is conditioned on the completion of your senior unsecured debt financing, and your disclosure on page 27 that if you materially change the terms of the tender offer or waive a condition, you will extend the offer so that five business days remain prior to expiration. It is our position that a material change occurs when the offer becomes financed, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Refer to Exchange Act Release No. 34-24296 (April 3, 1987). Supplementally confirm that you will amend your offer when the debt financing closes and will provide the applicable information required by Item 1007(d) of Regulation M-A. Also, please confirm that upon the filing of that amendment, the company will promptly disseminate disclosure of the material change in accordance with Rule 13e-4(e)(3).

Response: Upon the closing of the planned unsecured debt financing, the Company intends to issue a press release and file an amendment to the Schedule TO disclosing that the financing has closed. As the financing is scheduled to close on April 25, 2012 and the scheduled expiration date of the tender offer is May 8, 2012, the Company confirms that the offer will remain open for at least five business days following such disclosure.

Conditions to the Tender Offer, page 18

Miscellaneous, page 28

6.	Your disclosure in this section implies that you will not accept certain tendered shares. You state the offer will not be made to “nor will tenders be accepted from or on behalf of “the holders residing in a jurisdiction where you cannot comply with that jurisdiction’s applicable law. The all-holders provision in Rule 13e-4(f)(8)(i) requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.2 of Release No. 34-58597. We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law. To the extent that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii) please clarify that in your response, but otherwise please revise to ensure compliance with Rule 13e-4(f)(8).

Response: In response to the Staff’s comment, the Company confirms that it is referring only to excluding holders of the convertible notes located in a U.S. state pursuant to Rule 13e-4(f)(9)(ii) of the Exchange Act. The Company does not intend to exclude from the offer any holders located outside of the United States.